SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 11)*

                         INDIVIDUAL INVESTOR GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    455907105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Jonathan L. Steinberg
                       c/o Individual Investor Group, Inc.
                          125 Broad Street, 14th Floor
                            New York, New York 10004
                            Telephone: (212) 742-2200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                  April 3, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 2 of 23 Pages
---------------------------------             ---------------------------------

--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jonathan L. Steinberg
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
          (SEE INSTRUCTIONS)                                          (b) |_|
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - See Item 3
--------- ----------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      |_|

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  2,466,079 Shares
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
 EACH
REPORTING
PERSON
 WITH
                           ------ ----------------------------------------------

                           8      SHARED VOTING POWER

                                  -0-
                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  2,466,079 Shares
                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,466,079 Shares
--------- ----------------------------------------------------------------------

12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                               |_|


--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.9%
--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 3 of 23 Pages
---------------------------------             ---------------------------------

         This Amendment No. 11 adds the following information to Items 3, 6 and 7 and restates in its entirety Items 4 and 5 of the Schedule 13D filed by Jonathan L. Steinberg (the "Reporting Person") with respect to ownership of the Common Stock, par value $.01 per share (the "Common Stock") of Individual Investor Group, Inc. ("Issuer").

         The percentage of beneficial ownership reflected in Amendment No. 11 to this Schedule 13D is based upon 7,894,552 shares of Common Stock outstanding on April 29, 2002, as reflected in the Issuer's Proxy Statement for its Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 10, 2002.

Item 3. Source and Amount of Funds or Other Consideration

         On April 3, 2002, the Reporting Person agreed to forego certain salary payments owed to him under his employment agreement with the Issuer for the period between April 16, 2002 and December 31, 2002 aggregating $162,919.50. In consideration for this agreement, the Issuer granted the Reporting Person a ten-year option ("Option") to purchase an aggregate of 3,604,292 shares of the Issuer's Common Stock, or an average of one share of Common Stock for every $0.0452 of salary given up by the Reporting Person. The Option has an exercise price of $0.05 per share (the fair market value of the Common Stock on the date of the grant) and vests as follows: (i) 208,332 shares vest on April 30, 2002;
(ii) 208,777 shares vest on May 15, 2002; (iii) 209,256 shares vest on May 31, 2002; (iv) 209,705 shares vest on June 15, 2002; (v) 210,155 shares vest on June 30, 2002; (vi) 210,603 shares vest on July 15, 2002; (vii) 211,086 shares vest on July 31, 2002; (viii) 211,538 shares vest on August 15, 2002; (ix) 212,024 shares vest on August 31, 2002; (x) 212,476 shares vest on September 15, 2002;
(xi) 212,934 shares vest on September 30, 2002; (xii) 213,389 shares vest on October 15, 2002; (xiii) 213,879 shares vest on October 31, 2002; (xiv) 214,338 shares vest on November 15, 2002; (xv) 214,795 shares vest on November 30, 2002;
(xvi) 215,258 shares vest on December 15, 2002; and (xvii) 215,747 shares vest on December 31, 2002.

Item 4. Purpose of Transactions

         The specific purpose of the acquisition made by the Reporting Person specified in Item 3 above was to assist the Issuer in conserving its cash resources. The Reporting Person may undertake one or more of the actions set forth below.

         (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person owns the Option described above under Item 3. Additionally, the Reporting Person holds
(i) immediately exercisable options to purchase an aggregate of 680,000 shares of the Issuer's Common Stock at an exercise price of $1.25 per share and (ii) an option to purchase 420,000 shares of the Issuer's Common Stock at an exercise price of $0.4812 per share, such option vesting in four equal annual installments commencing on January 3, 2002.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 4 of 23 Pages
---------------------------------             ---------------------------------

         Other than the rights described above and except that the Reporting Person in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's stock option plans for serving as a Director and employee of the Issuer, the Reporting Person does not have any agreement to acquire any additional Common Stock at this time.

         As Chief Executive Officer and Director of the Issuer, the Reporting Person is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's Board of Directors. Notwithstanding the foregoing, except as discussed above and in the ordinary course as Chief Executive Officer and a Director of the Issuer, the Reporting Person has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         As of April 29, 2002, the Reporting Person was the beneficial owner of 2,466,079 shares of Common Stock. This amount includes (i) 845,010 shares of the Issuer's Common Stock and (ii) 1,621,069 shares of Common Stock issuable upon exercise of currently exercisable options and options that became exercisable within 60 days of April 29, 2002, but excludes 2,768,222 shares of Common Stock subject to an Option that is not currently exercisable and do not become exercisable within 60 days of April 29, 2002. The Reporting Person has sole voting and dispositive power over these shares. The Reporting Person beneficially owns 25.9% of the Issuer's outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         The Reporting Person and the Issuer have entered into a Stock Option Agreement to reflect the Option described in Item 3 above.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 5 of 23 Pages
---------------------------------             ---------------------------------

Item 7. Material to be Filed as Exhibits

         1. Stock Option Agreement, dated as of April 3, 2002, between Jonathan L. Steinberg and the Issuer

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 6 of 23 Pages
---------------------------------             ---------------------------------
                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 9, 2002




                                             /s/ Jonathan L. Steinberg
                                             ----------------------------------
                                             Jonathan L. Steinberg

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 7 of 23 Pages
---------------------------------             ---------------------------------

                             STOCK OPTION AGREEMENT


         This STOCK OPTION AGREEMENT (the "Agreement") is entered into as of the 3rd day of April, 2002, by and between INDIVIDUAL INVESTOR GROUP, INC., a Delaware corporation (the "Company"), and Jonathan Steinberg (the "Employee").

         WHEREAS, on April 3, 2002 (the "Grant Date"), the Board of Directors of the Company (the "Board") authorized the grant to the Employee of an option (the "Option") to purchase an aggregate of 3,604,292 shares of the authorized but unissued Common Stock of the Company, $.01 par value (the "Common Stock"), conditioned upon the Employee's acceptance of the grant of the Option upon the terms and conditions set forth in this Agreement; and

         WHEREAS, the Employee desires to acquire the Option upon the terms and conditions set forth in this Agreement;

         IT IS AGREED:

         1. Grant of Stock Option. The Company hereby grants the Employee the Option to purchase all or any part of an aggregate of 3,604,292 shares of Common Stock (the "Option Shares") on the terms and conditions set forth herein.

         2. Non-Qualified Stock Option. The Option represented hereby shall be a "non-qualified stock option," and is not intended to be an Option which qualifies as an "Incentive Stock Option" under Section 422 of the Internal Revenue Code of 1986, as amended.

         3. Exercise Price. The exercise price of the Option is $0.05 per share, subject to adjustment as hereinafter provided.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 8 of 23 Pages
---------------------------------             ---------------------------------

         4. Exercisability. This Option shall be exercisable as set forth below in this Section 4. After a portion of the Option becomes exercisable, such portion shall remain exercisable, except as otherwise provided herein, until the close of business on April 2, 2012 ("Exercise Period").


                                                                Cumulative
                                      Amount of Shares that     Amount of Shares
                  Date                Become Exercisable        Exercisable
                  --------            ---------------------     ----------------
                  4/30/02                    208,332                  208,332
                  5/15/02                    208,777                  417,109
                  5/31/02                    209,256                  626,365
                  6/15/02                    209,705                  836,070
                  6/30/02                    210,155                1,046,225
                  7/15/02                    210,603                1,256,828
                  7/31/02                    211,086                1,467,914
                  8/15/02                    211,538                1,679,452
                  8/31/02                    212,024                1,891,476
                  9/15/02                    212,476                2,103,952
                  9/30/02                    212,934                2,316,886
                  10/15/02                   213,389                2,530,275
                  10/31/02                   213,879                2,744,154
                  11/15/02                   214,338                2,958,492
                  11/30/02                   214,795                3,173,287
                  12/15/02                   215,258                3,388,545
                  12/31/02                   215,747                3,604,292

         5. Effect of Termination of Employment.


                5.1. Termination Due to Death. If Employee's employment by the Company terminates by reason of death, the portion of the Option, if any, that was exercisable as of the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Employee under the will of the Employee, for a period of one (1) year from the date of such death or until the expiration of the Exercise Period, whichever period is shorter. The portion of the Option, if any, that was not exercisable as of the date of death shall immediately expire upon death.

                5.2. Termination Due to Disability. If Employee's employment by the Company terminates by reason of disability, the portion of the Option, if any, that was exercisable as of the date of termination of employment may thereafter be exercised by the Employee for a period of one (1) year from the date of the termination of employment or until the expiration of the Exercise Period, whichever period is shorter. The portion of the Option, if any, that was not exercisable as of the date of such termination of employment shall immediately expire on the date of such termination of employment.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 9 of 23 Pages
---------------------------------             ---------------------------------


                5.3. Other Termination.

                           (a) If Employee's employment is terminated by the
Company or the Employee for any reason other than (i) death or (ii) Disability or (iii) for cause by the Company, then the portion of the Option, if any, that was exercisable as of the date of termination of employment may thereafter be exercised by the Employee for a period of thirty (30) days from termination of employment or until the expiration of the Exercise Period, whichever is shorter. The portion of the Option, if any, that was not exercisable as of the date of such termination of employment shall immediately expire on the date of such termination of employment.

                           (b) In the event the Employee's employment is
terminated for cause, the Company may require the Employee to return to the Company the economic value of any Option Shares purchased hereunder by the Employee within the six (6) month period prior to the date of such termination of employment. In such event, the Employee hereby agrees to remit to the Company, in cash, an amount equal to the difference between the Fair Market Value of the Option Shares on the date of such termination of employment (or the sales price of such Shares if the Option Shares were sold during such six (6) month period) and the Exercise Price of such Shares. For purposes of this Agreement, the "Fair Market Value" of the Option Shares on a given date (the "Date of Determination") shall mean (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on the last trading day preceding the Date of Determination, as reported by the exchange or Nasdaq, as the case may be;
(ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price for the Common Stock on the last trading day preceding the Date of Determination for which such quotations are reported by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Stock cannot be determined pursuant to clause (i) or
(ii) above, such price as the Board or the Stock Option Committee of the Board (the "Committee") shall determine, in good faith.

                  5.4. "Employment". The Employee shall be considered to be employed by the Company pursuant to this Section 5 if the Employee is an officer, director or full-time employee of the Company (or of any parent, subsidiary or affiliate of the Company) or if the Committee determines in its sole and absolute discretion that the Employee is rendering substantial services to the Company as a part-time employee, consultant or contractor of the Company (or of any parent, subsidiary or affiliate of the Company). The Committee shall have the sole and absolute discretion to determine whether the Employee has ceased to be employed by the Company and the effective date on which such employment terminated.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 10 of 23 Pages
---------------------------------             ---------------------------------


                  5.5. No Right to Employment. Nothing in this Agreement shall confer on the Employee any right to continue in the employ of, or other relationship with, the Company (or with any parent, subsidiary or affiliate of the Company) or limit in any way the right of the Company (or of any parent, subsidiary or affiliate of the Company) to terminate the Employee's employment or other relationship with the Company (or with any parent, subsidiary or affiliate of the Company) at any time, with or without cause.

                  5.6. Competing With the Company. In the event that, within eighteen (18) months after the date of termination of Employee's employment with the Company, Employee accepts employment with any competitor of, or otherwise competes with, the Company, the Committee, in its sole discretion, may require Employee to return to the Company the economic value of any Option Shares purchased hereunder by the Employee within the six (6) month period prior to the date of termination or after the date of termination. In such event, Employee agrees to remit the economic value to the Company in accordance with Section 5.3(b).

         6. Withholding Tax. Not later than the date as of which an amount first becomes includible in the gross income of the Employee for Federal income tax purposes with respect to the Option, the Employee shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. Notwithstanding anything in this Agreement to the contrary, the obligations of the Company pursuant to this Agreement shall be conditional upon such payment or arrangements with the Company and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Employee from the Company.

         7. Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, consolidation, dividend (other than cash dividend), stock split, reverse stock split, or other change in corporate structure affecting the number of issued shares of Common Stock, the Company shall proportionally adjust the number and kind of Option Shares and the exercise price of the Option in order to prevent the dilution or enlargement of the Employee's proportionate interest in the Company and Employee's rights hereunder, provided that the number of Option Shares shall always be a whole number.

         8. Method of Exercise.

                  8.1. Notice to the Company. The Option shall be exercised in whole or in part by written notice in substantially the form attached hereto as Exhibit A directed to the Company at its principal place of business accompanied by full payment as hereinafter provided of the exercise price for the number of Option Shares specified in the notice.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 11 of 23 Pages
---------------------------------             ---------------------------------


                  8.2. Delivery of Option Shares. The Company shall deliver a certificate for the Option Shares to the Employee as soon as practicable after payment therefor.

                  8.3. Payment of Purchase Price. The Employee shall make pay for the Option Shares by any one or more of the following methods set forth in this Section 8.3.

                           8.3.1. Cash Payment. The Employee shall make cash
payments by wire transfer, certified check or bank check, in each case payable to the order of the Company; the Company shall not be required to deliver certificates for Option Shares until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof.

                           8.3.2. Payment through Bank or Broker. The Employee
may make arrangements satisfactory to the Company with a bank or a broker who is member of the National Association of Securities Dealers, Inc. to either (a) sell on the exercise date a sufficient number of the Option Shares being purchased so that the net proceeds of the sale transaction will at least equal the Exercise Price multiplied by the number of Option Shares being purchased pursuant to such exercise, plus the amount of any applicable withholding taxes and pursuant to which the bank or broker undertakes irrevocably to deliver the full Exercise Price multiplied by the number of Option Shares being purchased pursuant to such exercise, plus the amount of any applicable withholding taxes to the Company on a date satisfactory to the Company, but no later than the date on which the sale transaction would settle in the ordinary course of business or
(b) obtain a "margin commitment" from the bank or broker pursuant to which the bank or broker undertakes irrevocably to deliver the full Exercise Price multiplied by the number of Option Shares being purchased pursuant to such exercise, plus the amount of any applicable withholding taxes to the Company, immediately upon receipt of the Option Shares.

                           8.3.3. Cashless Payment. The Employee may, in his or
her sole discretion, use shares of Common Stock of the Company that were owned by the Employee for more than six (6) months (and which have been paid for within the meaning of SEC Rule 144 and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares), or that were obtained by the Employee in the open public market, to pay the purchase price for the Option Shares by delivery of one or more stock certificates in negotiable form which are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. Shares of Common Stock used for this purpose shall be valued at the Fair Market Value.

                           8.3.4. Payment of Withholding Tax. Any required
withholding tax may be paid in cash or with Common Stock in accordance with Sections 8.3.1., 8.3.2 and 8.3.3.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 12 of 23 Pages
---------------------------------             ---------------------------------


                           8.3.5. Exchange Act Compliance. Notwithstanding the
foregoing, the Company shall have the right to reject payment in the form of Common Stock if in the opinion of counsel for the Company, (i) it could result in an event of "recapture" under Section 16(b) of the Securities Exchange Act of 1934; (ii) such shares of Common Stock may not be sold or transferred to the Company; or (iii) such transfer could create legal difficulties for the Company.

         9. Security Interest in Option Shares Collateralizing Obligations Owed to the Company. Notwithstanding anything in this Agreement to the contrary, the Employee hereby grants the Company a security interest in the Option Shares as follows: in the event that the Employee owes the Company any sum (including without limitation amounts owed pursuant to a loan made by the Company to the Employee), and such sum is past due (the "Past Due Amount"), the Company shall have a security interest in the Option Shares. The Employee hereby agrees to execute, promptly upon request by the Company, such instruments and to take such action as may be useful for the Company to perfect and/or exercise such security interest, and hereby irrevocably grants the Company the right to retain, in full or partial payment of the Past Due Amount, up to the following number of Option Shares upon any whole or partial exercise of the Option: a fraction, the numerator of which is the Past Due Amount, and the denominator of which is the Fair Market Value of the Company's Common Stock (as set forth in Section 5.3(b)) as of the date of such exercise; provided that the fraction set forth in the preceding clause shall be rounded up to the nearest whole number. The security interest set forth herein shall be cumulative to all, and not in lieu of any, other remedies to available to the Company with respect to any Past Due Amount.

         10. Market Standoff Agreement. The Employee agrees that, in connection with any registration of the Company's securities, upon the request of the Company or the underwriters managing any public offering of the Company's securities, the Employee will not sell or otherwise dispose of any Option Shares (including without limitation sale of Option Shares in connection with the exercise method set forth in Section 8.3.2.) or any other securities of the Company without the prior written consent of the Company or such underwriters, as the case may be, for such period of time from the effective date of such registration as the Company or the underwriters may specify for the Company's employee shareholders generally. The Employee understands and agrees that, in order to ensure compliance with the market standoff agreement, the Company may issue appropriate "stop-transfer" instructions to its transfer agent.

         11. Notice of Disqualifying Disposition of ISO Shares. If the Option granted to the Employee herein is an ISO, and if the Employee sells or otherwise disposes of any of the Option Shares acquired pursuant to a whole or partial exercise the Option prior to the later of (a) the second (2nd) anniversary of the Grant Date, or (b) the first (1st) anniversary of the date of exercise of such Option Shares, the Employee shall immediately notify the Company in writing of such sale or disposition. The Employee acknowledges and agrees that the Employee may be subject to income and other tax withholding by the Company on the compensation income recognized by the Employee from any such sale or disposition, by payment in cash (or in shares of Common Stock, to the extent permissible under Section 8.3.4.) or out of the current wages or other earnings payable to Employee. The Employee hereby authorizes his/her broker(s) to provide the Company, promptly at the Company's request, with any information concerning the Option Shares, now or previously in Employee's account(s) with such broker(s), as the Company may request. The Employee agrees that this authorization may not be revoked or modified in any manner except pursuant to a writing signed by both the Employee and the Company.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 13 of 23 Pages
---------------------------------             ---------------------------------


         12. Nonassignability. The Option shall not be assignable or transferable except by will or by the laws of descent and distribution in the event of the death of the Employee. No transfer of the Option by the Employee by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and such other evidence as the Company may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Option.

         13. [intentionally omitted]

         14. Company Representations. The Company hereby represents and warrants to the Employee that:

                  (a) the Company, by appropriate and all required action, is duly authorized to enter into this Agreement and consummate all of the transactions contemplated hereunder; and

                  (b) the Option Shares, when issued and delivered by the Company to the Employee in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

         15. Employee Representations. The Employee hereby represents and warrants to the Company that:

                  (a) he or she is acquiring the Option and shall acquire the Option Shares for his or her own account and not with a view towards the distribution thereof;

                  (b) he or she has received a copy of all reports and documents required to be filed by the Company with the Commission pursuant to the Exchange Act within the last twenty-four (24) months and all reports issued by the Company to its stockholders within the last twenty-four (24 )months;

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 14 of 23 Pages
---------------------------------             ---------------------------------


                  (c) he or she understands that he or she must bear the economic risk of the investment in the Option Shares, which cannot be sold by him or her unless they are registered under the Securities Act of 1933 (the "1933 Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

                  (d) in his or her position with the Company, he or she has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (b) above;

                  (e) he or she is aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

                  (f) The certificates evidencing the Option Shares may bear the following legends:

                  "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

                  "The shares represented by this certificate have been acquired pursuant to a Stock Option Agreement, dated as of April 3, 2002, a copy of which is on file with the Company, and may not be transferred, pledged or disposed of except in accordance with the terms and conditions thereof."

         16. Restriction on Transfer of Stock Option Agreement and Option Shares. Notwithstanding anything in this Agreement to the contrary, and in addition to the provisions of Section 12 of this Agreement, the Employee hereby agrees that he or she shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him or her without registration under the 1933 Act, or in the event that they are not so registered, unless (a) an exemption from the 1933 Act registration requirements is available thereunder, and (b) the Employee has furnished the Company with notice of such proposed transfer and the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

         17. Interpretation. Any dispute regarding the interpretation of this Agreement shall be submitted by the Employee or the Company to the Committee for review. The resolution of such a dispute by the Board or Committee shall be final and binding on the Company and on the Employee.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 15 of 23 Pages
---------------------------------             ---------------------------------


         18. Miscellaneous.

                  18.1. Notices. All notices, requests, deliveries, payments, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be either delivered personally or by private courier (e.g., Federal Express), or sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses set forth herein, or to such other address as either shall have specified by notice in writing to the other. Notice shall be deemed duly given hereunder when delivered in person or by private courier, or on the third (3rd) business day following deposit in the United States mail as set forth above.

                  18.2. [Intentionally omitted.]

                  18.3. Successors and Assigns. The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Option Agreement shall be binding upon the Employee and the Employee's heirs, executors, administrators, legal representatives, successors and assigns.

                  18.4. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersede all prior undertakings and agreements, oral or written, with respect to the subject matter hereof. The Agreement may not be contradicted by evidence of any prior or contemporaneous agreement. To the extent that the policies and procedures of the Company apply to the Employee and are inconsistent with the terms of the Agreement, the provisions of the Agreement shall control.

                  18.5. Amendments; Waivers. The Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by each of the parties (in the case of the Company, such instrument must be signed by the President or Chief Executive Officer of the Company to be effective). No failure to exercise and no delay in exercising any right, remedy, or power under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power under the Agreement preclude any other or further exercise thereof, or the exercise of any other right, remedy, or power provided herein or by law or in equity. All rights and remedies, whether conferred by the Agreement, by any other instrument or by law, shall be cumulative, and may be exercised singularly or concurrently.

                  18.6. Severability; Enforcement. If any provision of this Agreement is held invalid, illegal or unenforceable in any respect (an "Impaired Provision"), (a) such Impaired Provision shall be interpreted in such a manner as to preserve, to the maximum extent possible, the intent of the parties, (b) the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and (c) such decision shall not affect the validity, legality or enforceability of such Impaired Provision under other circumstances. The parties agree to negotiate in good faith and agree upon a provision to substitute for the Impaired Provision in the circumstances in which the Impaired Provision is invalid, illegal or unenforceable.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 16 of 23 Pages
---------------------------------             ---------------------------------


                  18.7. Attorneys' Fees. In the event of any arbitration or litigation between the parties arising under or related to this Agreement (a "Covered Dispute"), the substantially prevailing party in the Covered Dispute (the "Prevailing Party") shall be entitled to receive from the other party the Prevailing Party's reasonable attorneys' fees and costs, including, without limitation, the cost at the hourly charges routinely charged therefor by the persons providing the services, reasonable fees and/or allocated costs of staff (in-house) counsel, and fees and expenses of experts retained by counsel in connection with such arbitration or litigation and with any and all appeals or petitions therefrom, in addition to any other relief to which the Prevailing Party may be entitled. A party to a Covered Dispute shall be the Prevailing Party in such Covered Dispute if the claims against such party are dismissed at any stage in the arbitration or litigation.

                  18.8. Governing Law; Jurisdiction. The Agreement shall be governed by and construed in accordance with the law of the State of New York, without reference to that body of law concerning choice of law or conflicts of law, except that the General Corporation Law of the State of Delaware ("GCL") shall apply to all matters governed by the GCL, including without limitation matters concerning the validity of grants of stock options and actions of the Company's board of directors or any committee thereof. The parties agree that, subject to the agreement to arbitrate disputes set forth in Section 18.12, the sole and exclusive judicial venues for any dispute, difference, cause of action or legal action of any kind that any party, or any officer, director, employee, agent or permitted successor or assign of any party may bring against any other party, or against any officer, director, employee, agent or permitted successor or assign of any party, related to this Agreement (a "Proceeding"), shall be (a) the United States District Court for the Southern District of New York, if such court has statutory jurisdiction over the Proceeding and (b) the Supreme Court of the State of New York in the County of New York (collectively, the "New York Courts"). Each of the parties hereby expressly (i) consents to the personal jurisdiction of each of the New York Courts with respect to any Proceeding; (ii) agrees that service of process in any Proceeding may be effected upon such party in the manner set forth in Section 18.1 (as well as in any other manner prescribed by law); and (iii) waives any objection, whether on the grounds of venue, residence or domicile or on the ground that the Proceeding has been brought in an inconvenient forum, to any Proceeding brought in either of the New York Courts. Notwithstanding the foregoing, nothing in this paragraph alters the parties' agreement to arbitrate disputes as set forth in Section 18.12.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 17 of 23 Pages
---------------------------------             ---------------------------------


                  18.9. No Duty to Disclose. The Employee acknowledges and agrees that, except for the information provided to the Employee by the Company pursuant to Section 15(b) and 15(d) prior to execution of this Agreement, neither the Company nor any of the Company's officers, directors, shareholders, employees, agents or representatives has any duty or obligation to disclose to the Employee any information whatsoever, including but not limited to information concerning the Company that might if made public affect the value of the Option Shares. Such information includes without limitation any information concerning the Company's actual or potential financial performance, actual or potential material contracts to which the Company is or may become a party, or actual or potential material transactions that involve or may involve the Company, including but not limited to plans to effect a merger or to acquire or dispose of a material amount of assets. The Employee acknowledges and understands that he or she (a) might exercise his or her Option (or a portion thereof) prior to the public dissemination of such information, and that the value of the Option Shares may decrease after the public dissemination of such information, or (b) might exercise his or her Option (or a portion thereof) and sell, pledge or encumber the Option Shares (or a portion thereof) prior to the public dissemination of such information, and that the value of the Option Shares may increase after the public dissemination of such information; and the Employee acknowledges and agrees that he or she will not bring or participate in any claim whatsoever against the Company or against any of the Company's officers, directors, shareholders, employees, agents or representatives related to the failure to have disclosed such information prior to the Employee's exercise of the Option and/or sale, pledge or encumbrance of the Option Shares.

                  18.10. Rights of Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective permitted successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                  18.11 Headings. The Section headings used herein are for convenience only and do not define, limit or construe the content of such sections. All references in this Agreement to Section numbers refer to Sections of this Agreement, unless otherwise indicated.

                  18.12. Agreement to Arbitrate. The Employee and the Company recognize that differences may arise between them during or following the Employee's employment with the Company, and that those differences may or may not be related to the grant of the Option herein or to the Employee's employment. The Employee understands and agrees that by entering into this Agreement, the Employee anticipates the benefits of a speedy, impartial dispute-resolution procedure of any such differences. As used in this Section
18.12 and its subparts, the "Company" shall also refer to all benefit plans, the benefit plans' sponsors, fiduciaries, administrators, affiliates, and all successors and assigns of any of them.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 18 of 23 Pages
---------------------------------             ---------------------------------


                           (a) Arbitrable Claims. (i) ALL DISPUTES BETWEEN THE
EMPLOYEE (AND HIS OR HER PERMITTED SUCCESSORS AND ASSIGNS) AND THE COMPANY (AND ITS AFFILIATES, SHAREHOLDERS, DIRECTORS, OFFICERS, AGENTS AND PERMITTED SUCCESSORS AND ASSIGNS) RELATING IN ANY MANNER WHATSOEVER TO EMPLOYEE'S EMPLOYMENT OR TO THE TERMINATION THEREOF, INCLUDING WITHOUT LIMITATION ALL DISPUTES ARISING UNDER THIS AGREEMENT (COLLECTIVELY, "ARBITRABLE CLAIMS") SHALL BE RESOLVED EXCLUSIVELY BY BINDING ARBITRATION. Arbitrable Claims shall include, but are not limited to, contract (express or implied) and tort claims of all kinds, as well as all claims based on any federal, state, or local law, statute, or regulation (including but not limited to claims alleging unlawful harassment or discrimination in violation of Title VII and/or Title IX of the U.S. Code, of the Age Discrimination in Employment Act, of the Americans with Disabilities Act, of state statute, or otherwise), excepting only claims under applicable workers' compensation law and unemployment insurance claims. Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims. Except as provided in Section 18.12(a)(ii), the Arbitrator (as defined below) shall decide whether a claim is an Arbitrable Claim. THE PARTIES HEREBY WAIVE ANY RIGHTS THAT THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS.

                                    (ii) Notwithstanding anything herein to the
contrary, however, the Company may enforce in court, without prior resort to arbitration, any claim concerning actual or threatened unfair competition and/or the actual or threatened use and/or unauthorized disclosure of confidential or proprietary information of the Company. The court shall determine whether a claim concerns actual or threatened unfair competition and/or the actual or threatened use and/or unauthorized disclosure of confidential or proprietary information of the Company.

                           (b) Arbitration Procedure.

                                    (i) American Arbitration Association Rules;
Initiation of Arbitration; Location of Arbitration. Arbitration of Arbitrable Claims shall be in accordance with the Employment Dispute Resolution Rules of the American Arbitration Association ("AAA Rules"), except as provided otherwise in this Agreement. Arbitration shall be initiated by providing written notice to the other party with a statement of the claim(s) asserted, the facts upon which the claim(s) are based, and the remedy sought. This notice shall be provided to the other party within six (6) months of the acts or omissions complained of. Any claim not initiated within this limitations period shall be null and void, and the Company and the Employee waive all rights under statutes of limitation of different duration. The arbitration shall take place in New York, New York.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 19 of 23 Pages
---------------------------------             ---------------------------------


                                    (ii) Selection of Arbitrator. All disputes
involving Arbitrable Claims shall be decided by a single arbitrator (the "Arbitrator"), who shall be selected as follows. The American Arbitration Association ("AAA") shall give each party a list of eleven (11) arbitrators drawn from its panel of employment arbitrators (the "Name List"). Each party may strike up to six (6) names on the Name List it deems unacceptable, and shall notify the other party of the names it has stricken, within fourteen (14) calendar days of the date the AAA gave notice of the Name List. If only one common name on the Name List remains unstricken by the parties, that individual shall be designated as the Arbitrator. If more than one common name remains on the Name Lists unstricken by parties, Employee shall strike one of the remaining names and notify the Company, within seven (7) calendar days of notification of the list of unstricken names. If, after Employee strikes a name as set forth in the preceding sentence, there is still two or more unstricken names, the Company and the Employee shall alternately strike names (with the Company having the next strike) and notify the other party of the stricken name within seven (7) calendar days, until only one remains. If no common name on the initial the Name List remains unstricken by the parties, the AAA shall furnish an additional list or lists, and the parties shall proceed as set forth above, until an Arbitrator is selected.

                                    (iii) Conduct of the Arbitration.

                                    (A) Discovery. To help prepare for the
arbitration, the Employee and the Company shall be entitled, at their own expense, to learn about the facts of a claim before the arbitration begins. Each party shall have the right to take the deposition of one (1) individual and any expert witness designated by another party. Each party also shall have the right to make requests for production of documents to any party. Additional discovery may be had only where the Arbitrator so orders, upon a showing of substantial need. At least thirty (30) days before the arbitration, the parties must exchange lists of witnesses, including any expert witnesses, and copies of all exhibits intended to be used at the arbitration.

                                    (B) Authority. The Arbitrator shall have
jurisdiction to hear and rule on pre-hearing disputes and is authorized to hold pre-hearing conferences by telephone or in person as the Arbitrator deems necessary. The Arbitrator shall have the authority to entertain a motion to dismiss and/or a motion for summary judgment by any party and shall apply the standards governing such motions under the Federal Rules of Civil Procedure. The Arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the state in which the claim arose, or federal law, or both, as applicable to the claim(s) asserted. The Arbitrator shall have the authority to award equitable relief, damages, costs and fees as provided by the law for the particular claim(s) asserted. The arbitrator shall not have the power to award remedies or relief that a New York court could not have awarded. The Federal Rules of Evidence shall apply. The burden of proof shall be allocated as provided by applicable law. Except as provided in Section 18(a)(ii), the Arbitrator, and not any federal, state, or local court or agency, shall have exclusive authority to resolve any dispute relating to the interpretation, applicability, enforceability or formation of the Agreement, including but not limited to any claim that all or any part of any of the Agreement is void or voidable and any assertion that a dispute between the Employee and the Company is not an Arbitrable Claim. The arbitration shall be final and binding upon the parties.

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 20 of 23 Pages
---------------------------------             ---------------------------------


                                    (C) Costs. Either party, at its expense, may
arrange for and pay the cost of a court reporter to provide a stenographic record of the proceedings. If the Arbitrator orders a stenographic record, the parties shall split the cost. Except as otherwise provided in this Section 18.12 and in Section 18.7, the Employee and the Company shall equally share the fees and costs of the arbitration and the Arbitrator.

                           (c) Confidentiality. All proceedings and documents
prepared in connection with any Arbitrable Claim shall be confidential and, unless otherwise required by law, the subject matter thereof shall not be disclosed to any person other than the parties to the proceeding, their counsel, witnesses and experts, the Arbitrator, and, if involved, the court and court staff. All documents filed with the Arbitrator or with a court shall be filed under seal. The parties shall stipulate to all arbitration and court orders necessary to effectuate fully the provisions of this subparagraph concerning confidentiality.

                           (d) Enforceability. Either party may bring an action
in any court of competent jurisdiction to compel arbitration under this Agreement and to enforce an arbitration award. Except as provided above, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. The Federal Arbitration Act shall govern the interpretation and enforcement of this Section 18.12.


                                            INDIVIDUAL INVESTOR GROUP, INC.
                                            125 Broad Street, 14th Floor
                                            New York, New York  10004


                                            By: /s/ Gregory Barton
                                               ---------------------------------
                                               Gregory Barton
                                               President

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 21 of 23 Pages
---------------------------------             ---------------------------------



                                   Acceptance

         The Employee hereby acknowledges: I have received a copy of this Agreement; I have had the opportunity to consult legal counsel in regard to this Agreement, and have availed myself of that opportunity to the extent I wish to do so (I understand the Company's attorneys represent the Company and not myself, and I have not relied on any advice from the Company's attorneys); I have read and understand this Agreement; I am fully aware of legal effect of this agreement, including without limitation the effect of Section 18.12 hereof concerning arbitration; and I have entered into this Agreement freely and voluntarily and based on my own judgment and not on any representations or promises other than those contained in this Agreement. The Employee accepts this Option subject to all the terms and conditions of this Agreement.

         The Employee acknowledges that there may be adverse tax consequences upon exercise of this Option or disposition of the Option Shares and that the Employee should consult a tax adviser prior to such exercise or disposition.


April 3, 2002                                     /s/ Jonathan L. Steinberg
----------------------                            ------------------------------
         Date                                                 The Employee

                                   Print Name:
                                                --------------------------------

                                    Address:
                                                --------------------------------

                                                --------------------------------


                                                --------------------------------

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 22 of 23 Pages
---------------------------------             ---------------------------------
                                                                       EXHIBIT A

                      FORM OF NOTICE OF EXERCISE OF OPTION


             DATE

Individual Investor Group, Inc.
125 Broad Street, 14th Floor
New York, New York  10004

                  Attention:  Stock Option Committee of the Board of Directors

                           Re:      Purchase of Option Shares

Gentlemen:

In accordance with my Stock Option Agreement dated as of April 3, 2002 ("Agreement") with Individual Investor Group, Inc. (the "Company"), I hereby irrevocably elect to exercise the right to purchase _________ shares of the Company's common stock, par value $.01 per share ("Common Stock"), which are being purchased for investment and not for resale.

         As payment for my shares, enclosed is (check and complete applicable box[es]):

         (    )   a  [personal check] [certified check] [bank check] payable to the order of "Individual Investor Group, Inc." in the sum of $_________;

         (    )   confirmation of wire transfer in the amount of
                  $_____________; and/or

         (     )  certificate for shares of the Company's Common Stock, free and clear of any encumbrances, duly endorsed, having a Fair
                  Market Value (as such term is defined in the Agreement) of $_________.

         I hereby represent, warrant to, and agree with, the Company that:

         (i) I have acquired the Option and shall acquire the Option Shares for my own account and not with a view towards the distribution thereof;

         (ii) I have received a copy of all reports and documents required to be filed by the Company with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, within the last twenty-four (24) months and all reports issued by the Company to its stockholders;

         (iii) I understand that I must bear the economic risk of the investment in the Option Shares, which cannot be sold by me unless they are registered under the Securities Act of 1933 (the "1933 Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

         (iv) in my position with the Company, I have had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

                                  SCHEDULE 13D

---------------------------------             ---------------------------------
CUSIP No. 455907105                                  Page 23 of 23 Pages
---------------------------------             ---------------------------------

         (v) I am aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein;

         (vi) my rights with respect to the Option Shares shall, in all respects, be subject to the terms and conditions of the Agreement; and

         (vii) the certificates evidencing the Option Shares may bear the following legends:

                  "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

                  "The shares represented by this certificate have been acquired pursuant to a Stock Option Agreement, dated as of April 3, 2002, a copy of which is on file with the Company, and may not be transferred, pledged or disposed of except in accordance with the terms and conditions thereof."


         Kindly forward to me my certificate at your earliest convenience.

Very truly yours,


------------------------------      ------------------------------
(Signature)                                          (Address)

------------------------------      ------------------------------
(Print Name)                                         (Address)

                                    ------------------------------
                                       (Social Security Number)


                                       ii